UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER 000-31687
FORM 12b-25	CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:   October 1, 2011
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I --  REGISTRANT INFORMATION

EVERGREEN SOLAR, INC.
Full Name of Registrant

Former Name if Applicable

138 Bartlett Street
Address of Principal Executive Office (Street and Number)

Marlboro, Massachusetts 01752
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Evergreen Solar, Inc. (the “Company”) is not timely filing its Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2011 (“Form 10-Q”).  As previously disclosed, on August 15, 2011, the Company, pursuant to the provisions of the United States Bankruptcy Code (the “Bankruptcy Code”), filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware seeking relief under the provisions of Chapter 11 of the Bankruptcy Code (Case No. 11-12590) (the “Bankruptcy Case”).  As a result, the Company has been required to devote a substantial portion of its personnel and administrative resources, including the personnel and resources of its accounting and financial reporting organization, to matters relating to the Bankruptcy Case. The efforts associated with the Bankruptcy Case have caused a delay in the ability of the Company to close its books and records, finalize its operating results and prepare its financial statements for the quarter ended October 1, 2011. For these reasons, the Company has not been able to file its Form 10-Q within the prescribed time period.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of the person to contact in regard to this notification

Mr. Michael El-Hillow  (508) 357-2221

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes □  No ☒

The Company has not filed its Quarterly Report for the fiscal quarter ended July 2, 2011.

(3)
Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

Yes ☒  No □

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to adverse business conditions, the inability to restructure the Company’s outstanding debt, the commencement of the Bankruptcy Case and other circumstances, there was a significant adverse change in the Company’s results of operations for its fiscal quarter ended October 1, 2011 compared with the Company’s results of operations for its fiscal quarter ended October 2, 2010.

EVERGREEN SOLAR, INC.
(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2011	By:	/s/ Michael El-Hillow
Name: Michael El-Hillow
Title: President and Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).